

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2024

Matthew F. Pine
President and Chief Executive Officer
Xylem Inc.
301 Water Street SE
Washington, DC 20003

  Re: Xylem Inc.
    Definitive Proxy Statement on Schedule 14A
    Filed April 2, 2024
    File No. 001-35229

Dear Matthew F. Pine:

  We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comment(s).

  Please respond to this letter by providing the requested information and/or confirming that you will revise your future proxy disclosures in accordance with the topics discussed below. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this letter, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Pay Versus Performance, page 65

1. We note that you have included Revenue as your Company-Selected Measure pursuant to Item 402(v)(2)(vi) of Regulation S-K. Please include your Company-Selected Measure in the Tabular List provided pursuant to Item 402(v)(6) of Regulation S-K. In that regard, we note that you included "Organic Revenue" in your Tabular List, but not Revenue.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Laura Nicholson at 202-551-3584 or Amanda Ravitz at 202-551-3412 with any questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program